Globetech Ventures Corp.
(An exploration stage company)

Financial Statements

(Unaudited)

For the three months ended December 31, 2008

in Canadian dollars

Globetech Ventures Corp.
(the "Company")
(An exploration stage company)
Financial Statements
For the three months ended December 31, 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the accompanying unaudited financial statements.

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the management of the Company.

"Casey Forward"	"Ping Shen"
Chief Executive Officer	Chief Financial Officer

Globetech Ventures Corp.
(An exploration stage company)
Balance Sheets
(in Canadian dollars)
(unaudited)

	December 31,	September 30,
	2008	2008

ASSETS

Current Assets
Cash and cash equivalents	$3,711	$15,259
GST Refundable	2,040	1,083
	5,751	16,342
Equipment (note 2)	2,050	2,316
Mineral properties (note 3)	109,231	109,231
Website costs	725,000	725,000

	$842,032	$852,889

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities (note 5)	$83,422	$41,772
Amount payable pursuant to license agreement (note 4)	84,584	84,584
	168,006	126,356

SHAREHOLDERS' DEFICIENCY

Capital stock
Authorized
Unlimited common shares of no par value
Issued and outstanding - (note 6)	36,321,603	36,321,603
Contributed surplus	2,925,087	2,925,087
Deficit accumulated during the exploration stage	(38,572,664)	(38,520,157)

	674,026	726,533

	$842,032	$852,889

The accompanying notes form an integral part of these financial statements

Globetech Ventures Corp.
(An exploration stage company)
Statements of Operations and Deficit
(in Canadian dollars)
(unaudited)

	For the three months ended
	December 31
	2008	2007

Administrative expenses
Accounting and legal	$3,600	$11,095
Amortization	266	76
Consulting fees	-	10,000
Interest and bank charges	130	151
Management fees	18,000	18,000
Office and miscellaneous	11,159	4,520
Regulatory and transfer agent fees	1,352	1,104
Stock-based compensation	-	129,946
Telephone	-	180
Website development	18,000	-

Net loss for the period	52,507	175,072

Deficit, beginning of period	(38,520,157)	(38,001,301)

Deficit, end of period	$(38,572,664)	$(38,176,373)

Loss per share	$0.00	$0.01

Weighted average number of shares
Basic and diluted	32,030,363	20,681,879

The accompanying notes form an integral part of these financial statements

Globetech Ventures Corp.
(An exploration stage company)
Statements of Shareholders' Equity (Deficiency)
(in Canadian dollars)
(unaudited)
			Contributed	Deficit
			Surplus and	accumulated
		Common	Equity portion	during the
	Number of	Shares issued	of convertible	exploration
	shares	and fully paid	debentures	stage	Total
Balance December, 1991	-	$-	$-	$-	$-
Issuance of shares for cash
Private placements	1,280,001	159,500	-	-	159,500
Loss for the period	-	-	-	-32,080	-32,080
Balance September 30, 1992	1,280,001	159,500	-	-32,080	127,420

Issuance of shares for cash
By way of prospectus	600,000	360,000	-	-	360,000
Exercise of options	112,000	67,200	-	-	67,200
Exercise of warrants	100,000	60,000	-	-	60,000
Issuance of shares for property	150,000	90,000	-	-	90,000
Share issue costs	-	-83,205	-	-	-83,205
Loss for the year	-	-	-	-105,902	-105,902
Balance September 30, 1993	2,242,001	653,495	-	-137,982	515,513

Issuance of shares for cash
Private placements	400,000	576,000	-	-	576,000
Share issue costs	-	-60,622	-	-	-60,622
Loss for the year	-	-	-	-403,571	-403,571
Balance September 30, 1994	2,642,001	1,168,873	-	-541,553	627,320

Issuance of shares for cash
Private placements	418,000	1,121,400	-	-	1,121,400
Exercise of options	204,000	347,440	-	-	347,440
Issuance of shares for finders fees	35,069	99,570	-	-	99,570
Share issue costs	-	-108,570	-	-	-108,570
Loss for the year	-	-	-	-343,044	-343,044
Balance September 30, 1995	3,299,070	2,628,713	-	-884,597	1,744,116

Issuance of shares for cash
Private placements	1,488,000	6,178,000	-	-	6,178,000
Exercise of options	1,128,584	4,161,930	-	-	4,161,930
Issuance of shares for finders fees	75,624	197,379	-	-	197,379
Share issue costs	-	-365,874	-	-	-365,874
Loss for the year	-	-	-	-1,533,474	-1,533,474
Balance September 30, 1996	5,991,278	$12,800,148	$-	$(2,418,071)	$10,382,077

The accompanying notes form an integral part of these financial statements

Globetech Ventures Corp.
(An exploration stage company)
Statements of Shareholders' Equity (Deficiency) (continued)
(in Canadian dollars)
(unaudited)

			Contributed	Deficit
			Surplus and	accumulated
		Common	Equity portion	during the
	Number of	Shares issued	of convertible	exploration
	shares	and fully paid	debentures	stage	Total

Balance forward	5,991,278	$12,800,148	$-	$(2,418,071)	$10,382,077
Issuance of shares for cash
Exercise of options	243,000	639,730	-	-	639,730
Exercise of warrants	845,447	3,696,723	-	-	3,696,723
Issued on conversion of debt	2,464,950	4,821,079	-	-	4,821,079
Issuance of common shares for
acquisition of subsidiary	171,282	1,124,745	-	-	1,124,745
Issuance of shares for finders fees	65,298	457,086	-	-	457,086
Share issue costs	-	-472,562	-	-	-472,562
Equity portion of convertible debentures	-	-	169,760	-	169,760
Loss for the period	-	-	-	-2,822,786	-2,822,786
Balance September 30, 1997	9,781,255	23,066,949	169,760	-5,240,857	17,995,852

Contingent consideration on acquisition of subsidiary	-	-1,086,901	-	-	-1,086,901
Issued on conversion of debt	277,776	261,679	-59,219	-	202,460
	10,059,031	22,241,727	110,541	-5,240,857	17,111,411
Capital stock consolidation (7.5:1)	-8,717,827	-	-	-	-
Issued on conversion of debt	221,234	519,691	-110,541	-	409,150
Issued on settlement of debt	550,000	111,152	-	-	111,152
Loss for year	-	-	-	-20,236,904	-20,236,904
Balance September 30, 1998	2,112,438	22,872,570	-110,541	-25,477,761	-2,605,191

Issued on settlement of debt	1,433,364	1,604,029	-	-	1,604,029
Loss for the year	-	-	-	-706,147	-706,147
Balance September 30, 1999	3,545,802	24,476,599	-	-26,183,908	-1,707,309

Issuance of shares for cash
Exercise of options	24,100	56,321	-	-	56,321
Exercise of warrants	227,273	370,612	-	-	370,612
Issued on conversion of debt	1,830,073	1,078,550	-	-	1,078,550
Issued on settlement of debt	220,748	489,660	-	-	489,660
Subscriptions received in advance	-	369,875	-	-	369,875
Share issue costs	-	-74,141	-	-	-74,141
Loss for the year	-	-	-	-438,663	-438,663
Balance September 30, 2000	5,847,996	26,767,476	-	-26,622,571	144,905

Issuance of shares for cash
Private placement	2,000,000	456,840	-	-	456,840
Issued for subscriptions received in advance	227,273	369,875	-	-	369,875
Subscriptions received in advance	-	-369,875	-	-	-369,875
Issued on acquisition of equity investment	500,000	192,075	-	-	192,075
Issued on settlement of debt	914,670	502,784	-	-	502,784
Share issue costs	-	-45,492	-	-	-45,492
Loss for the year	-	-	-	-1,822,692	-1,822,692
Balance September 30, 2001	9,489,939	$27,873,683	$-	$(28,445,263)	$(571,580)

The accompanying notes form an integral part of these financial statements

Globetech Ventures Corp.
(An exploration stage company)
Statements of Shareholders' Equity (Deficiency) (continued)
(in Canadian dollars)
(unaudited)
			Contributed	Deficit
			Surplus and	accumulated
		Common	Equity portion	during the
	Number of	Shares issued	of convertible	exploration
	shares	and fully paid	debentures	stage -	Total

Balance forward	9,489,939	$27,873,683	$-	$(28,445,263)	$(571,580)
Loss for the year	-	-	-	-319,713	-319,713
Balance September 30, 2002	9,489,939	27,873,683	-	-28,764,976	-891,293

Loss for the year	-	-	-	-47,171	-47,171
Balance September 30, 2003	9,489,939	27,873,683	-	-28,812,147	-938,464
Issuance of shares for cash
Private placements	1,797,674	1,299,990	-	-	1,299,990
Issued on conversion of debt	652,000	432,000	-	-	432,000
Acquisition of Brazil Gold Ltda.	2,000,000	4,050,000	-	-	4,050,000
Share issue costs	-	-135,690	-	-	-135,690
Contributed surplus	-	-	2,429,100	-	2,429,100
Loss for the year	-	-	-	-7,302,024	-7,302,024
Balance September 30, 2004	13,939,613	33,519,983	2,429,100	(36,114,171)	(165,088)
Issuance of shares for cash
Private placement - August 4, 2004 - shares issued
due to repricing clause	302,326	-	-	-	-
Acquisition of Gladys Lake option	50,000	18,504	-	-	18,504
Issued on conversion of debt	180,000	76,704	-	-	76,704
Contributed surplus	-	-	579,654	-	579,654
Loss for the year	-	-	-	(778,853)	(778,853)
Balance September 30, 2005	14,471,939	33,615,191	3,008,754	(36,893,024)	(269,079)
Warrant shares issued	257,812	-	-	-	-
Acquisition of Gladys Lake option	50,000	10,500	-	-	10,500
Issued on conversion of debt	861,000	199,270	-	-	199,270
Loss for the year	-	-	-	(507,426)	(507,426)
Balance September 30, 2006	15,640,751	33,824,961	3,008,754	(37,400,450)	(566,735)
Issuance of shares for cash
Exercise of options	900,000	603,876	(306,876)		297,000
Acquisition of Gladys Lake option	50,000	16,500	-	-	16,500
Issued on conversion of debt	3,731,128	780,330	-	-	780,330
Loss for the year	-	-	-	(600,851)	(600,851)
Balance September 30, 2007	20,321,879	35,225,667	2,701,878	(38,001,301)	-73,756
Issuance of shares for cash
Private placements	3,000,000	150,000	-	-	150,000
Acquisition of Gladys Lake option	100,000	15,000	-	-	15,000
Issued on conversion of debt	2,608,484	330,936	-	-	330,936
Acquisition of technology	6,000,000	600,000	-	-	600,000
Contributed surplus	-	-	223,209	-	223,209
Loss for the year	-	-	-	(518,856)	(518,856)
Balance September 30, 2008	32,030,363	$36,321,603	$2,925,087	$(38,520,157)	$726,533
Loss for the period	-	-	-	(52,507)	(52,507)
Balance December 31, 2008	32,030,363	$36,321,603	$2,925,087	$(38,572,664)	$674,026

The accompanying notes form an integral part of these financial statements

Globetech Ventures Corp.
(An exploration stage company)
Statements of Cash Flows
(in Canadian dollars)
(unaudited)
	For the three months ended
	December 31
	2008	2007

Operating Activities
Net loss for the period	$(52,507)	$(175,072)
Items not involving cash
Amortization	266	76
Stock-based compensation	-	129,946
Change in non-cash working capital
GST refundable and other receivables	(957)	10,940
Accounts payable and accrued liabilities	41,650	34,222
Net cash (used in) provided from operating activities	(11,548)	112

Financing Activities
	-	-
Net cash provided from (used in) financing activities	-	-

Investing Activities
	-	-
Net cash used in investing activities	-	-
Change in cash and cash equivalents	(11,548)	112

Cash and cash equivalents at beginning of period	15,259	128

Cash and cash equivalents at end of period	$3,711	$240

The accompanying notes form an integral part of these financial statements

Globetech Ventures Corp.
Notes to Financial Statements
December 31, 2008
(in Canadian dollars)
(unaudited)

1.	Nature of Operations and Significant Accounting Policies

Globetech Ventures Corp. ("the Company") is incorporated under the laws of British Columbia, Canada. Its operating activities include a website service business and the retention of an interest in a mineral property.

These interim financial statements should be read in conjunction with the audited September 30, 2008 annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as in the September 30, 2008 annual financial statements. These interim financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

2.	Equipment

	December 31, 2008
			Accumulated	Net book
	Cost		amortization	value
Office equipment	$5,218		$5,060	$158
Computer equipment	28,439		26,547	1,892
	$33,657		$31,607	$2,050

	September 30, 2008
			Accumulated	Net book
	Cost		amortization	value
Office equipment	$5,222	$	$ 5,056	$166
Computer equipment	28,439		26,289	2,150
	$33,661	$	$ 31,345	$2,316

3.	Mineral Properties and Deferred Mineral Property Expenditures

On February 28, 2005, Globetech announced that it had entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property from Mr. John Peter Ross of Whitehorse, Yukon.

In order to earn a 100% interest, the Company is required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 400,000 shares of Globetech over this same period. Since April 12, 2005, the Company has issued 250,000 shares from treasury. After the four-year period, the Company agrees to pay an annual advance royalty of $25,000 commencing February 28, 2010. On completion of a bankable feasibility, the Company will issue to the vendor a further 400,000 shares of Globetech. The vendor will retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production. An initial down payment of $10,000 was made.

On November 13, 2007, the Company announced that it had entered into an option agreement with Forbes and Manhattan B.C. Ltd. ("Manhattan"). Under this agreement Manhattan may earn a 65% interest in the Gladys Lake molybdenum property by incurring $1.0 million in exploration and development expense and making cash payments to the vendor. Globetech will continue to issue shares to the vendor as previously agreed.

During 2008, the Company paid $NIL (2007 - $NIL) and issued an additional 100,000 (2007 - 50,000) shares. Under the option agreement with Manhattan, the Company no longer needs to make cash payments to the vendor.

The schedule of share issuances is as follows:	Date	Shares	Status
	March 21, 2005/06/07	150,000	Issued
	March 21, 2008	100,000	Issued
	March 21, 2009	150,000

Globetech Ventures Corp.
Notes to Financial Statements
December 31, 2008
(in Canadian dollars)
(unaudited)

3.	Mineral Properties and Deferred Mineral Property Expenditures continued

	For the three	For the year
	months ended	ended	Cumulative to
	December 31,	September 30,	December 31,
The Company has incurred the following costs on the Gladys Lake property:	2008	2008	2008
Acquisition costs	$-	$15,000	$85,504
Exploration costs
Report	-	-	13,199
Assessment work	-	-	1,789
Geologist	-	-	4,000
Transportation	-	-	4,739
	$-	$15,000	$109,231

4.	Website Costs

The Company has entered into an agreement to license proprietary website software. The Company has agreed to pay an initial fee of $125,000 and issue six million shares (issued at a price of $0.10 per share as agreed to between the parties) in consideration of the license and the basic system. The Company has paid $40,418 towards the initial fee with the balance payable on or before December 31, 2009. The Company also agreed to pay a maintenance fee of $6,000 per month which provides ongoing services. The initial term is for one year where after the Company has the right to renew on an annual basis unless terminated by the Company by giving three month's notice. The licensor provides a basic host of services, and will provide or write additional program services at cost plus 20% plus royalties.

Intangible Assets can be summarized as follows:
Balance, September 30, 2007	$-
License fee	125,000
Website development costs	600,000
Balance, September 30, 2008	$725,000
Website development costs	-
Balance, September 30, 2008	$725,000

5.	Related Parties

The Company has entered into the following transactions with related parties which are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

	For the three	For the three
	months ended	months ended
	December 31,	December 31,
	2008	2007
Management fees to officers of the Company	$18,000	$18,000
Consulting fees	-	10,000
Accounting fees to an officer	3,600	8,184
	$21,600	$36,184

Included in accounts payable and accrued liabilities was $18,000 (September 30,2008 - $3,865) due to a director, and $33,365 (September 30, 2008 - $7,000) due to officers of the Company.

Amounts due to related parties do not bear interest, are unsecured, and have no fixed payment terms. Accordingly the fair value cannot be readily determined.

Globetech Ventures Corp.
Notes to Financial Statements
December 31, 2008
(in Canadian dollars)
(unaudited)

6.	Share Capital

	a)	Common Shares

The authorized share capital of the Company is unlimited without par value.

b)	Issued	Number of Shares		Share Capital
	Balance, September 30, 2007	20,321,879		$35,225,667
	Shares issued for debt	2,608,484	$0.13	330,936
	Private placement	3,000,000	$0.05	150,000
	Acquisition of technology (note 4)	6,000,000	$0.10	600,000
	Acquisition of Gladys Lake option (note 3)	100,000	$0.15	15,000
	Balance, September 30, 2008	32,030,363		$36,321,603
	Shares issued	-		-
	Balance, December 31, 2008	32,030,363		$36,321,603

The Company completed a private placement of 3,000,000 units at $0.05 per unit. Each unit consists of one common share and one non-transferable share purchase warrant enabling the holder to purchase one common share for $0.10 exercisable until June 10, 2009.

The Company entered into debt settlement agreements to retire debt of $330,938 by issuing 2,608,484 shares at an average price of $0.13. Included in this amount is the issuance of 241,667 shares for interest on loans of $36,250 and the issuance of 1,155,000 for amounts owing to related parties of $115,500.

c)	Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 5,800,630 shares. Options granted under the Plan may have a maximum term of five (5) years. The exercise price of the options granted under the Plan will not be less than the fair market value of the common stock at the date of grant. The Plan Administrator shall specify the vesting schedule for each stock option granted.

The Company is authorized to grant options to directors, employees and consultants. Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of	Weighted average
	Options	exercise price
Outstanding and exercisable at September 30, 2007	1,200,000	US$ 0.78
Options granted	1,800,000	0.16
Options cancelled / expired	(1,200,000)	US$ 0.78
Options exercised	-	-
Outstanding and exercisable at September 30, 2008	1,800,000	0.16
Options granted	-	-
Options cancelled / expired	-	-
Options exercised	-	-
Outstanding and exercisable at December 31, 2008	1,800,000	$0.16

The Company has 1,800,000 stock options of which 1,600,000, exercisable at a price of $0.15, were granted on December 20, 2007 that expire on December 20, 2010 and 200,000, exercisable at a price of $0.20, were granted on July 31, 2008, expiring on July 31, 2010.

Globetech Ventures Corp.
Notes to Financial Statements
December 31, 2008
(in Canadian dollars)
(unaudited)

8.	Share Capital continued

The following table summarizes information about stock options outstanding at December 31, 2008:

	Options Outstanding			Options Exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding at	remaining	average	exercisable at	average
	December 31,	contractual life	exercise	December 31,	exercise
Range of exercise prices	2008	(years)	price	2008	price
$ 0.15 - $0.20	1,800,000	1.9 $	0.16	1,800,000 $	0.16

d)	Warrants

Pursuant to a private placement of 3,000,000 units, there are 3,000,000 warrants exercisable at $0.10 to purchase one common share until June 10, 2009.